                                     [LOGO]

                                                                    July 9, 1996

Dear KCPL Shareholder:

    Western Resources has formally commenced a "hostile" exchange offer in which holders of KCPL common stock are being asked to exchange each of their KCPL shares for shares of Western Resources common stock. The terms of the hostile offer are substantially the same as those contained in Western's previous proposal that your Board of Directors has rejected. We know that you have received many communications over the last few months, and we sincerely regret that Western's commencement of its hostile offer will continue this process. However, now that Western has formally commenced its hostile offer, your Board of Directors, in accordance with applicable federal securities laws, has again considered Western's unsolicited offer and is making a formal recommendation to you.

    Your Board of Directors has reviewed Western's hostile exchange offer and continues to believe that a transaction with Western is NOT in the best interests of KCPL and its shareholders. Your Board of Directors continues to believe that KCPL's pending merger with UtiliCorp United Inc. is in the best interests of KCPL and its shareholders. ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU REJECT WESTERN RESOURCES' HOSTILE EXCHANGE OFFER AND NOT TENDER ANY OF YOUR SHARES TO WESTERN RESOURCES.

    In reaching its determination to reaffirm the pending UtiliCorp merger and recommend rejection of Western Resources' revised offer, your Board considered a number of factors, a detailed description of which is contained in the enclosed
Schedule 14D-9. We urge you to read it carefully and in its entirety so that you will be fully informed as to your Board of Directors' recommendation.

    Your Board of Directors and management are convinced that the pending UtiliCorp merger is a winning combination for the long-term benefit of our shareholders. YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE KCPL/UTILICORP TRANSACTION ON THE WHITE PROXY CARD PREVIOUSLY SENT TO YOU AND THAT YOU DO NOT RETURN WESTERN'S GOLD PROXY CARD WHICH MAY HAVE BEEN PREVIOUSLY SENT TO YOU BY WESTERN. It is unfortunate that Western Resources is ignoring your Board of Directors' carefully considered decision and choosing instead to recklessly pursue its hostile takeover proposal. We will not be deterred or distracted from completing our pending merger with UtiliCorp on your behalf.

    On behalf of KCPL, I thank you for your continued trust and support.

                                          Sincerely,
                                          /s/ DRUE JENNINGS
                                          Drue Jennings
                                          CHAIRMAN OF THE BOARD, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER